SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_____________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)
____________________________

Western Gas Equity Partners, LP
(Name of Issuer)
_____________________________
Common Units Representing Limited Partner Interests
(Title of Class of Securities)

95825R 103
(CUSIP Number)

Philip H. Peacock 1201 Lake Robbins Drive The Woodlands, Texas 77380-1046 (832) 636-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2018
(Date of Event Which Requires Filing of This Statement)
_____________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP NO. 95825R 103

1	Name of Reporting Person Anadarko Petroleum Corporation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 170,380,045 common units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 170,380,045 common units
11	Aggregate Amount Beneficially Owned by each Reporting Person: 170,380,045 common units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 77.8%*
14	Type of Reporting Person HC; CO

* The calculation is based on a total of 218,933,141 common units outstanding as of May 31, 2018.

CUSIP NO. 95825R 103

1	Name of Reporting Person Western Gas Resources, Inc.
2	Check the appropriate box if a member of a group (a): ☐ (b): ☐
3	SEC use only
4	Source of Funds OO (please see Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 170,380,045 common units
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 170,380,045 common units
11	Aggregate Amount Beneficially Owned by each Reporting Person: 170,380,045 common units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 77.8%*
14	Type of Reporting Person HC; CO

* The calculation is based on a total of 218,933,141 common units outstanding as of May 31, 2018.

CUSIP NO. 95825R 103

AMENDMENT NO. 3 TO SCHEDULE 13D
This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and restates (where indicated) the Schedule 13D filed with the Securities and Exchange Commission on December 12, 2012 (as amended prior to this Amendment No. 3 and, where applicable, as further amended hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons of the common units representing limited partner interests of Western Gas Equity Partners, LP, a Delaware limited partnership (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment is being filed by the Reporting Persons pursuant to their Joint Filing Agreement filed as Exhibit A to the Schedule 13D. This Amendment is being filed to disclose the change in beneficial ownership of the common units by the Reporting Persons resulting from the delivery of 8,207,320 common units on June 7, 2018, to effect the settlement of the Purchase Contracts, and the subsequent return of 116 of such common units as a result of the settlement of certain Purchase Contracts with cash in lieu of fractional common units.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended and supplemented by replacing Schedule I thereto with Schedule I hereto.

Item 3.	Sources and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to add the following text below the last paragraph:
Pursuant to the terms of the Purchase Contract Agreement, on June 7, 2018, the 9,200,000 Purchase Contracts then outstanding were settled upon Anadarko’s delivery to the holders of the Purchase Contracts of an aggregate of 8,207,320 common units that were beneficially owned by Anadarko, directly or through one of its wholly owned subsidiaries. On June 19, 2018, 116 of such common units were returned to Anadarko as a result of the settlement of certain Purchase Contracts with cash in lieu of fractional common units.
References to, and descriptions of, the Purchase Contracts as set forth in this Item 3 and elsewhere in the Schedule 13D are qualified in their entirety by reference to the form included in the Purchase Contract Agreement filed as Exhibit 4.1 to Anadarko’s current report on Form 8-K (File No. 001-08968) filed with the Commission on June 10, 2015, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Partnership.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) – (b) The aggregate number and percentage of common units beneficially owned by each Reporting Person (on the basis of total of 218,933,141 common units issued and outstanding as of May 31, 2018) is as follows:
Anadarko

(a)	Amount beneficially owned: 170,380,045 common units Percentage: 77.8%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 170,380,045 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 170,380,045 common units

CUSIP NO. 95825R 103

WGR

(a)	Amount beneficially owned: 170,380,045 common units Percentage: 77.8%

(b)	Number of common units to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 170,380,045 common units

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 170,380,045 common units

(c)
Except as described in Item 3 above or elsewhere in the Schedule 13D, none of the Reporting Persons, or to the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transactions in the common units during the past 60 days. The General Partner made phantom unit grants to its independent directors in the normal course under its long-term incentive plan.

(d)
The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of the Schedule 13D and in this Item 5. See Schedule I for the information applicable to the Listed Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits.
This Amendment supplements Item 7 of the Schedule 13D by inserting the following paragraph after the last paragraph of Item 7 of the Schedule 13D.

Exhibit K	Form of Purchase Contract (Included in Exhibit I).

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2018
ANADARKO PETROLEUM CORPORATION

	By:	/s/ Robert K. Reeves
	Name:	Robert K. Reeves
	Title:	Executive Vice President, Law and Chief Administrative Officer

WESTERN GAS RESOURCES, INC.

	By:	/s/ Amanda M. McMillian
	Name:	Amanda M. McMillian
	Title:	Senior Vice President and Corporate Secretary

Schedule I
The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of the Reporting Persons.
Executive Officers of Anadarko Petroleum Corporation
R. A. Walker
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman of the Board, President and Chief Executive Officer
Citizenship: USA
Amount Beneficially Owned: 12,130

Robert G. Gwin
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, Finance and Chief Financial Officer
Citizenship: USA
Amount Beneficially Owned: 100,000

Daniel E. Brown
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, U.S. Onshore Operations
Citizenship: USA
Amount Beneficially Owned: 0

Mitchell W. Ingram
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, International and Deepwater Operations and Project Management
Citizenship: UK
Amount Beneficially Owned: 0

Robert K. Reeves
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Executive Vice President, Law and Chief Administrative Officer
Citizenship: USA
Amount Beneficially Owned: 9,000

Directors of Anadarko Petroleum Corporation
R. A. Walker
(see above)

Anthony R. Chase
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of ChaseSource, L.P., a Houston-based staffing and real estate development firm
Citizenship: USA
Amount Beneficially Owned: 0

1

David E. Constable
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Retired
Citizenship: USA
Amount Beneficially Owned: 0

H. Paulett Eberhart
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of HMS Ventures, a privately held business involved with technology services and the acquisition and management of real estate
Citizenship: USA
Amount Beneficially Owned: 0

Peter J. Fluor
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman and Chief Executive Officer of Texas Crude Energy, Inc., a private, independent oil and gas exploration company
Citizenship: USA
Amount Beneficially Owned: 61,118

Claire S. Farley
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman of the Board of Penn West Petroleum Ltd., an exploration and production company based in Calgary, Alberta
Citizenship: USA
Amount Beneficially Owned: 0

Joseph W. Gorder
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Chairman, President and Chief Executive Officer of Valero Energy Corporation,
an international manufacturer and marketer of transportation fuels, other petrochemical products and power
Citizenship: USA
Amount Beneficially Owned: 0

John R. Gordon
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Senior Managing Director of Deltec Asset Management LLC, an investment firm
Citizenship: USA
Amount Beneficially Owned: 0

Sean Gourley
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Founder and CEO of Primer, an early-stage venture-backed company building software to power artificial intelligence applications.
Citizenship: USA
Amount Beneficially Owned: 0

2

Mark C. McKinley
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Managing Partner of MK Resources LLC, a private oil and gas development company specializing in the recovery and production of crude oil and the development of unconventional resource projects
Citizenship: USA
Amount Beneficially Owned: 0

Eric D. Mullins
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: Managing Director and Co-Chief Executive Officer of Lime Rock Resources, which acquires, operates and improves lower-risk oil and natural gas properties
Citizenship: USA
Amount Beneficially Owned: 0

Executive Officers of Western Gas Resources, Inc.
Daniel E. Brown
President
(see above)

Robert K. Reeves
Executive Vice President
(see above)

Directors of Western Gas Resources, Inc.
Benjamin M. Fink
c/o Anadarko Petroleum Corporation, 1201 Lake Robbins Drive, The Woodlands, Texas 77380-1046
Principal Occupation: President and Chief Executive Officer of Western Gas Holdings, LLC and Western Gas Equity Holdings, LLC
Citizenship: USA
Amount Beneficially Owned: 18,683

Robert K. Reeves
(see above)

3